Exhibit (a)(1)(vi)

August 15, 2007

Dear Holder of Vested Options:

On August 14, 2007, Integral Systems, Inc. (the “Company” or “we”) commenced a tender offer to purchase up to 1,850,000 shares of its common stock, $.01 par value per share (the “Shares”), at a purchase price of $27.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 14, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (such documents and related materials, the “Tender Offer Documents”), which together, as may be amended or supplemented from time to time, constitute the Offer.

The Offer to Purchase sets forth the objectives, terms and conditions of the Offer. The Tender Offer Documents describe the method by which you, as a holder of vested options, may exercise such options and tender the Shares received upon such exercise in accordance with the instructions contained in the Tender Offer Documents. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, including its proration provisions, you should carefully read the entire Offer to Purchase and the other applicable Tender Offer Documents. All of the terms and conditions of the Offer apply to the holders of vested options. To request a copy of the Tender Offer Documents, please contact D.F. King & Co., Inc., the Information Agent for the Offer, at (888) 887-1266 (toll free).

The Offer will expire at 12:00 midnight New York City time, on Tuesday, September 11, 2007 (the “Expiration Date”), unless the Offer is extended. For information related to the Offer, please contact D.F. King & Co., Inc., the Information Agent for the Offer, at (888) 887-1266 (toll free). You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender them in the Offer.

You will need to evaluate the Offer to determine if participation would be advantageous to you, based on, among other factors, your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, and the provisions for pro rata purchases by the Company outlined in the Tender Offer Documents. Please note that once you exercise your options, you will not be able to rescind the exercise, even if you are not able to sell all of the Shares in the Offer, although you may withdraw any Shares tendered in the Offer prior to expiration (see the Offer to Purchase). In addition, you should consult with your tax advisor regarding the tax consequences of exercising options followed by a disposition of Shares pursuant to the Offer to Purchase, including consequences of potential income recognition upon the exercise of the option. To obtain more information regarding your stock options, please contact John Flaherty, the Company’s stock option plan administrator, at (301) 731-4233 x 1233.

About the Offer

Upon the terms and subject to the conditions of the Offer, the Company will pay a purchase price of $27.00 per share for up to 1,850,000 shares or, if a lesser number is properly tendered, all Shares that are properly tendered and not properly withdrawn. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares sought by the Company are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration of the Offer. The Company expressly reserves the right, in its sole discretion, to purchase additional Shares, subject to applicable law.

You should note that, if you tender Shares, the Company may not purchase all of the Shares that you have tendered if the Offer is oversubscribed, because the Company will apply the proration procedures described in the Offer to Purchase. Shares not purchased by the Company will be promptly returned to you or to your broker after expiration of the Offer, but you will not be able to rescind your stock option exercise. Accordingly, the Company strongly encourages you to discuss the Offer with your broker, if any, or other financial and tax advisors. In addition, D.F. King & Co., Inc., the Information Agent for the Offer, will be available to assist in answering any questions you may have regarding the Offer. D.F. King & Co., Inc. can be reached at (888) 887-1266 (toll free). To obtain more information regarding your stock options please contact John Flaherty, the Company’s stock option plan administrator, at (301) 731-4233 x 1233.

Procedure to Submit Your Tender Direction

If you decide to exercise any of your stock options, you must follow the stock option exercise procedures established by the Company. The Offer will expire at 12:00 midnight, New York City time, on Tuesday, September 11, 2007, unless extended by the Company. If you intend to exercise stock options in order to tender Shares in the Offer, you will need to exercise your options sufficiently in advance of the Expiration Date in order to obtain Shares to tender by the Expiration Date.

IN ORDER TO PARTICIPATE IN THE OFFER, YOU MUST FOLLOW THE INSTRUCTIONS SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE, “PROCEDURES FOR TENDERING SHARES.”

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

None of our directors and executive officers, other than Stuart Daughtridge, Peter Gaffney, James Schuetzle and Elaine Brown, have indicated that they intend to tender shares beneficially owned by them into the Offer. In addition, our director William F. Harley III also serves as President and Chief Investment Officer of Fursa Alternative Strategies, LLC, which is the beneficial owner of 1,330,000 Shares. Mr. Harley has advised us that he does not beneficially own these Shares, but Fursa Alternative Strategies, LLC has advised us that it intends to tender Shares owned by it into the Offer.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction. Pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, we have filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 of the Offer to Purchase with respect to information concerning our company.

Sincerely,

Integral Systems, Inc.

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